SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 17, 2016

On February 17, 2016, at 12 p.m., at the Company’s offices located at Rua Lemos de Monteiro, nº 120, 15º andar, São Paulo/SP, CEP 05501-050, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. The Chief Executive Officer, Carlos Fadigas, Officers Gustavo Valverde, Luciano Guidolin, Mario Augusto da Silva, Marcelo Cerqueira, and Messrs. Pedro Freitas, Roberto Bischoff, Guilherme Furtado and Aluízio Rocha, member of the Company’s Fiscal Board, were also present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: MANAGEMENT REPORT, FINANCIAL STATEMENTS AND ALLOCATION OF RESULTS REGARDING THE FINANCIAL YEAR ENDED ON DECEMBER 31,  2015: a) after presentation made by the Chief Executive Officer on the Company’s performance in the year of 2015, which was preceded by due analysis and comments of the board members representing the Finance and Investment Committee, the following matters were approved: (i) the favorable statement by this Board as per the approval by the Annual General Meeting to the Management Report and the Financial Statements for the financial year ended on December 31, 2015, and the proposal of allocation of the Company’s results, including the distribution of dividends; (ii) the capital budget; and (iii) the technical feasibility study that allows the realization of the Company’s deferred tax asset, pursuant to CVM Ruling No. 371/02; (b) the calling of a General Meeting was authorized to resolve on the issues referred to in items a(i) and (ii) above, as well as on the establishment of the global compensation of the managers and compensation of the fiscal board, the election of the members of the Board of Directors and Fiscal Board, and approval of the amendment to the bylaws of the Company as a result of the conversions of preferred “B” shares to preferred “A” shares by minority shareholders. II) Subjects for Acknowledgement: Presentations/reports were made by the respective individuals responsible for the following matters: (a) update on the Ethylene XXI Project [Projeto Etileno XXI]; (b) Voluntary Investigation (“View Project”) – update by the Coordinator of the Ad Hoc Committee on the development of the investigation. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, February 17, 2016.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º ANDAR, São Paulo, SP, CEP. 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 17, 2016

Signatures: Newton Sergio de Souza – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Andrea Damiani Maia de Andrade; Daniel Bezerra Villar; Patrick Horbach Fairon; Antonio Aparecida de Oliveira; Marcela Aparecida Drehmer Andrade; Mauricio Roberto de Carvalho Ferro; and Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º ANDAR, São Paulo, SP, CEP. 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2016
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.